17009676

SEC
Mail Processing
Section

MAR 03 2017

Washington DC
414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2717 W. Coast Highway
(No. and Street)

Newport Beach (City) CA (State) 92663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H. Lemmon, Jr. 949-574-9286 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard H. Lemmon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

see attachment for notary

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2017, by Richard H. Lemmon Jr.,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SELIN ASIK
COMMISSION #[illegible]
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. June 24, 2020

(Seal)

Signature [signature]

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Port Securities, Inc.
Newport Beach, CA 92663

I have audited the accompanying statement of financial condition of Port Securities, Inc. (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2017

Port Securities, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	138,004
Clearing deposit		26,289
Commissions receivable		29,486
Prepaid expenses		4,937
Furniture and equipment net of accumulated depreciation of $7,090		-
Total Assets	$	**198,716**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable and accrued expenses			$	24,617
Salaries payable				7,403
Total Liabilities				32,020
Stockholder's Equity				
Common stock (1,500 shares authorized, 51 shares issued and outstanding, no par value)	$	-		
Paid-in capital		28,500		
Retained Earnings		138,196		
Total Stockholder's Equity				166,696
Total Liabilities and Stockholder's Equity			$	**198,716**

Port Securities, Inc.
Statement of Income
For The Year Ended December 31, 2016

Revenue		
Commissions	$	344,679
Miscellaneous income		1,784
Total Revenue		346,463
Operating Expenses		
Auto		9,133
Clearing charges		48,955
Commissions		122,144
Data and communications		5,712
Insurance		1,303
Office expense		4,294
Professional services		7,445
Regulatory fees		6,664
Rent		9,300
Salaries, wages and related expenses		38,603
Telephone		4,970
Travel and entertainment		35,342
All others		4,673
Total Operating Expenses		298,538
Income before tax provision		47,925
Income tax provision		833
Net Income	$	47,092

Port Securities, Inc.
Statement of Changes In Stockholder's Equity
For The Year Ended December 31, 2016

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance December 31, 2015	51	$ -	$ 28,500	$ 131,104	$ 159,604
Net Income				47,092	47,092
Distributions				(40,000)	(40,000)
Balance December 31, 2016	**51**	**$ -**	**$ 28,500**	**$ 138,196**	**$ 166,696**

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Cash Flow
For The Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	47,092
Adjustments to reconcile net assets to net cash provided by operating activities:		
(Increase) decrease in Commission receivable		(13,175)
(Increase) decrease in prepaid expenses		500
Increase (decrease) in accounts payable		12,093
Increase (decrease) in salaries payable		(500)
Net cash flows from operating activities		46,010
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		
Distributions		(40,000)
Net cash flows used in financing activities		(40,000)
Net increase in cash		6,010
Cash at beginning of year		131,994
Cash at December 31, 2016	$	**138,004**
Supplemental Information		
Interest paid	$	-
Income taxes paid	$	2,556

Port Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Port Securities, Inc. (the "Company") was incorporated in the State of California on July 9, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the stockholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 2 – Significant Accounting Policies (continued)

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$ 29,486	$ 0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $154,133 which was $149,133 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.13 to 1.

Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2016, the Company recorded franchise tax of $2,556.

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

Note 9– Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 11 – Operating Lease

The company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2016 was $9,300.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 24, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Port Securities, Inc.
Schedule I - Computation of Net Capital Requirement
December 31, 2016

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 166,696
Nonallowable assets	
Prepaid expenses	(4,937)
Net Capital	161,759
Computation of Net Captial Requirements	
Minimum net aggregate indebtedness	
6-2/3 % of net aggregate indebtedness	2,134
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	156,759
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	158,557
Computation of Aggregate Indebtedness	
Total liabilities	32,020
Aggregate Indebtedness to net capital	0.20

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 161,759
Variance	-
Net Capital per Audited Report	$ 161,759

Port Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Port Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Port Securities, Inc.

I have reviewed management's statements, included in the accompanying Port Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2017

PORT SECURITIES, INC.

Member FINRA/SIPC

February 8, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg,

Pursuant to the referenced rule, the following is provided.

Under its membership agreement with FINRA and pursuant to the rule 15c3-3 (k) (2) (ii) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Port Securities, Inc. met the section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2016 to December 31, 2016.

Sincerely,

Richard H Lemmon Jr.
President

2717 W. Coast Hwy. • Newport Beach, CA 92663 • (949) 574-9286 • (800) 417-7381 • FAX (949) 574-0866